Exhibit 99.1

 Borqs Technologies Received Purchase Orders of Enterprise

Handheld Android Computer Forecasted at $10 million for Next 12 Months from a U.S. Fortune 500 Company for Worldwide Markets

Santa Clara, California, June 15, 2021 – Borqs Technologies, Inc. (Nasdaq: BRQS, “Borqs”, or the “Company”), a global provider of embedded software and products for the Internet of Things (IoT) and a portfolio company of Qualcomm Technologies, today announced that it has received purchase orders from a U.S. Fortune 500 Company to supply multiple models of enterprise Android based handheld computers for the U.S., EU and Asian markets.

Borqs develops these rugged handheld computers with key technologies which are first catered particularly for the U.S. market, including the latest radio bands, integrated scanner, etc. The device has passed radio certifications required for the U.S. market. These devices increase productivity in retail, healthcare, point of sales (POS), pickup and delivery, and field service applications, and will eventually be distributed to the EU and Asian markets as well. The forecasted aggregate revenues from these purchase orders are expected to reach $10 million within the next 12 months.

Borqs expects the mobile handheld market to grow steadily as the retail market recovers after the Covid-19. According to Express News, “The global Handheld Rugged Mobile Computer market size is projected to reach at a considerable rate during the forecast period, between 2020 and 2026. In 2020, the market was growing at a steady rate and with the rising adoption of strategies by key players, the market is expected to rise over the projected horizon.”

https://www.theexpresswire.com/pressrelease/Handheld-Rugged-Mobile-Computer-Market-Share-2021-Growth-Opportunities-with-Covid-19-Impact-Analysis-Business-Structure-with-Top-Key-Players-Size-Development-Plans-and-Challenges-Forecast-to-2026_12157967

About Borqs Technologies, Inc.

Borqs is a global leader in IoT platform and Solutions providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. Borqs has achieved leadership and customer recognition as an innovative end-to-end IoT solutions provider, leveraging its unique strategic chipset partner relationships as well as its broad software and IP portfolio. Borqs’ unique strengths include its Android and Android Wear Licenses, which enabled the Company to develop a software IP library covering chipset software, Android enhancements, domain specific usage and system performance optimization, suitable for large and low volume customized products. The Company is also currently in development of 5G products for phones and hotspots.

Forward-Looking Statements and Additional Information

This press release includes “forward-looking statements” that involve risks and uncertainties that could cause actual results to differ materially from what is expected. Words such as “expects”, “believes”, “anticipates”, “intends”, “estimates”, “predicts”, “seeks”, “may”, “might”, “plan”, “possible”, “should” and variations and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements relate to future events or future results, based on currently available information and reflect our management’s current beliefs. Many factors could cause actual events or results to differ materially from the events and results discussed in the forward-looking statements, including the possibility that the Company will not complete the purchase orders as described or reach the volume as expected, and the negative impact of the coronavirus on the Company’s supply chain, revenues and overall results of operations, so the reader is advised to refer to the Risk Factors sections of the Company’s filings with the Securities and Exchange Commission for additional information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements. Except as expressly required by applicable securities law, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Sandra Dou

Vice President of Corporate Finance

Borqs Technologies, Inc.

sandra.dou@borqs.net

www.borqs.com